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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         BIOCRYST PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                   09058V 10 3
                                 (CUSIP Number)


                               DECEMBER 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 09058V 10 3


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Max Cooper

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          (a)  [ ]
                                                                     (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER:

                           286,000

6        SHARED VOTING POWER:

                           489,200

7        SOLE DISPOSITIVE POWER:

                           286,000

8        SHARED DISPOSITIVE POWER:

                           489,200

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           775,200

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                            [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           4.5%

12       TYPE OF REPORTING PERSON (See Instructions)

                           IN

ITEM 1.

(a)      Name of issuer:

                  Biocryst Pharmaceuticals, Inc.

(b) Address of issuer's principal executive offices:

                  2190 Parkway Lake Drive
                  Birmingham, Alabama 35244

ITEM 2.

(a)      Name of persons filing:

                  Max Cooper

(b)      Address of principal business office:

                  121 Summit Parkway
                  Birmingham, Alabama 35209

(c)      Citizenship

                  Mr. Cooper is a citizen of the United States of America.

(b)      Title of class of Securities:

                  Common Stock, par value $0.01

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(c)      CUSIP Number:

                  09058V 10 3

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X]


ITEM 4.  OWNERSHIP

(a)      Amount beneficially owned:

                           775,200

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         (b)      Percent of class:

                           4.5%

         (c)      Number of shares as to which each person has:

                  (i)      Sole power to vote or to direct the vote:

                                    286,000

                  (ii)     Shared power to vote or to direct the vote:

                                    489,200

                  (iii) Sole power to dispose or to direct the disposition of:

                                    286,000

                  (iv) Shared power to dispose or to direct the disposition of:

                                    489,200

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: February 11, 2000

                                             /s/      Max Cooper
                                             --------------------------------
                                             Max Cooper












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